

November 28, 2022

John Michael Lawrie
Chief Executive Officer
TLG Acquisition One Corp.
515 North Flagler Drive, Suite 520
West Palm Beach, FL 33401

     Re: TLG Acquisition One Corp.
          Preliminary Proxy Statement on Schedule 14A
          Filed November 3, 2022
          File No. 001-39948

Dear John Michael Lawrie:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Real Estate & Construction

cc: Gerry Spedale, Esq.